EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
AUG 27 2002
1086

02056082

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2002 Commission File Number: 00-115124

NCE PETROFUND
(Name of Registrant)

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

The Exchange Tower
130 King Street West, Suite 2850
P.O. Box 104
Toronto, Ontario
Canada M5X 1A4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY
NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCE PETROFUND, by NCE PETROFUND MANAGEMENT CORP., As manager of NCE PETROFUND

Date: August 27, 2002

By: ______________________

Name: John Vooglaid
Title: Secretary-Treasurer and Vice-President, Finance

EXHIBIT

Exhibit	Description of Exhibit	Page
1	2nd Quarter Report for the Three and Six Months ended June 30, 2002	4

EXHIBIT 1

NCE Petrofund

TSX: NCF.UN AMEX: NCN

Introduction

The following discussion and analysis of financial results should be read in conjunction with the consolidated financial statements for the three and six months ended June 30, 2002 included herein.

Where amounts and volumes are expressed on a barrel of oil equivalent basis, gas volumes have been converted to barrels of oil at six thousand cubic feet per barrel.

On July 6, 2001, the Trust units were consolidated on a one-for-three basis. The second quarter report reflects this unit consolidation and prior periods have been restated for comparative purposes.

All figures are in Canadian dollar values unless otherwise stated.

NCE Petrofund Highlights

Unaudited

	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
	(thousands of dollars except per unit amounts)		(thousands of dollars except per unit amounts)	
Financial				
Revenues	$ 65,688	$ 60,007	$ 116,207	$ 133,956
Cash flow from operating activities	$ 27,206	$ 31,863	$ 45,811	$ 69,409
Cash flow available for distribution	$ 31,195	$ 31,769	$ 49,122	$ 69,224
Cash flow available for distribution per unit	$ 0.63	$ 1.17	$ 1.08	$ 2.81
Net income	$ 8,535	$ 16,380	$ 9,438	$ 42,664
Net income per unit				
– basic	$ 0.17	$ 0.60	$ 0.21	$ 1.73
– diluted	$ 0.17	$ 0.60	$ 0.21	$ 1.73
Units outstanding				
Weighted average	49,184,166	27,181,934	45,672,320	24,619,476
Diluted	49,184,166	27,333,587	45,672,320	24,728,795
At period end	54,096,369	35,259,891	54,096,369	35,259,891
Operating				
Daily Production				
Oil (bbls)	10,589	6,297	10,404	6,131
Natural gas (mcf)	75,290	61,027	73,005	60,916
Liquids (bbls)	2,015	1,349	1,831	1,379
BOE (6:1)	25,152	17,817	24,403	17,663
Prices				
Oil (per bbl)	$ 34.60	$ 38.79	$ 32.12	$ 38.43
Natural gas (per mcf)	3.97	5.89	3.61	7.35
Liquids (per bbl)	27.12	41.03	24.12	40.68
Operating netback per BOE	$ 15.45	$ 22.88	$ 13.81	$ 25.60

For further information regarding this Trust or, please contact our Investor Services Department at **1-888-739-4623** e-mail: info@nceresources.com or www.nceresources.com

Results summary

We are pleased to present the results for NCE Petrofund (or "Petrofund") for the three and six months ended June 30, 2002.

For the three months ended June 30, production increased 41% from 17,817 barrels of oil equivalent per day (boe/d) in 2001 to 25,152 boe/d in 2002 mainly due to the acquisition of Magin Energy, which was effective June 25, 2001, and a further $60 million of property acquisitions completed at the end of 2001 and in the first quarter of 2002. In addition, Petrofund acquired NCE Energy Trust ("NCE Energy") on May 30, 2002 and this report reflects the production from these properties for the month of June only. Cash flow from operating activities decreased from $31.9 million in the second quarter of 2001 to $27.2 million in the second quarter of 2002 in spite of the 41% increase in production as prices on a per boe basis decreased 23% to $28.64 in 2002 from $36.99 in 2001.

The West Texas Intermediate (WTI) crude oil price averaged US$26.25 in the second quarter of 2002 as compared to US$27.96 in the second quarter of 2001. This resulted in Petrofund receiving $34.60 per bbl in 2002 as compared to $38.79 per bbl in 2001. The average gas price decreased 33% from $5.89 per mcf in 2001 to $3.97 per mcf in 2002.

For the six-month period ended June 30, cash flow from operating activities decreased 34% from $69.4 million in 2001 to $45.8 million in 2002. The average oil price decreased from $38.43 per bbl in 2001 to $32.12 per bbl in 2002, after hedging adjustments. The average gas price decreased 51% from $7.35 per mcf in 2001 to $3.61 per mcf in 2002.

Significant financial transactions

On May 30, 2002, NCE Petrofund completed the acquisition of NCE Energy. More than 94% of the unitholders of each Trust approved the transaction. Management is pleased that it has accomplished its objective of amalgamating the NCE Energy and Petrofund, which will benefit unitholders of both trusts.

The June 30 financial statements of NCE Petrofund reflect the acquisition of the oil and gas properties and working capital of NCE Energy effective May 30 and include the operating income of the NCE Energy properties for the month of June.

Petrofund is aggressively sourcing and evaluating new acquisition opportunities. Efforts to acquire new assets in the second quarter have been hampered by a scarcity of properties suitable for inclusion in Petrofund's property portfolio. The properties that we believed were suitable for the Trust were acquired by other companies at prices significantly higher than what was justified by our acquisition criteria. Our expectation is for an increased supply of suitable properties in the fall. In the meantime, Petrofund has put an increased emphasis on development projects including drilling, recompletion work, workovers and optimization projects to capitalize on its significant undeveloped land base.

Operations highlights

At Strachan in west central Alberta, Petrofund participated in the drilling of a third successful Viking oil well located on jointly owned lands. Following completion and stimulation, this well flow tested 180 boe/d at 15% watercut. Further development is currently being contemplated in this area, much of which may be operated by Petrofund.

At Sunchild in west central Alberta, Petrofund participated in the drilling of a well for a 50% working interest. The well was successfully cased for Ostracod gas and is currently awaiting completion. Petrofund, as operator, drilled an additional high working interest gas well in the area, which is being evaluated, and a second well in August.

In northern Alberta, Petrofund, as operator, successfully formed the Loon Lake Slave Point "A" Unit, effective July 1, 2002. Petrofund is now contemplating further development drilling activity within the unit boundaries after observing positive signs from the recently installed pressure maintenance scheme. At its nearby Ogston property, a well drilled during the first quarter is now on production at 150 boe/d. Follow-up drilling is being evaluated.

At Alliance in east central Alberta, Petrofund drilled an unsuccessful well that had targeted Dina gas. Petrofund still sees merit in this play and is contemplating further drilling.

At Three Hills in central Alberta, and Grays Lake-Monitor Creek West in eastern Alberta, Petrofund farmed out several parcels of expiring lands. In addition to an override, Petrofund stands to benefit by capturing, gathering and processing revenue resulting from any production proved up on these lands.

At Hatton in southwestern Saskatchewan, Petrofund is preparing to drill 50 shallow gas wells. Petrofund holds 100% working interest in these wells and is also the operator of the property. This drilling program is scheduled to commence by mid-July, and all wells are expected to be drilled and on production by mid to late October.

Near Medicine Hat in southeastern Alberta, Petrofund is participating for its 10% working interest share in drilling 211 shallow gas wells. This program is expected to begin early in the third quarter.

Capital expenditures

During the second quarter, NCE Petrofund acquired NCE Energy for $167 million. The total price consisted of the issue of 7.6 million Petrofund units with an assigned value of $98.6 million and the assumption of $39.5 million of NCE Energy negative working capital and transaction costs of $1.8 million.

In addition, $4.6 million was incurred for other capital expenditures during the quarter.

A summary of total expenditures for the three- and six-month periods appears below.

	Three months ended June 30, 2002	Six months ended June 30, 2002
	(thousands of dollars)	
Acquisitions	$ 168,930	$ 209,350
Dispositions	–	(3,128)
Net acquisitions	168,930	206,222
Finding and development cost:		
Land and seismic	470	1,078
Drilling and completions	1,994	6,572
Well equipping	1,008	2,305
Tie-ins	648	1,138
Facilities	459	1,355
Other	8	1,805
Total	4,587	14,253
Total net capital expenditures	$ 173,517	$ 220,475

Cash distributions

NCE Petrofund unitholders who held their units throughout the second quarter of 2002 received distributions of $0.41 in cash as compared to $1.32 in the second quarter of 2001. A cash distribution of $0.14 per unit was paid in July and $0.14 per unit has been announced for August. The decrease in distributions reflects the significant decrease in product prices, especially natural gas.

Petrofund generated cash flow available for distribution of $25.5 million in the second quarter of 2002, or $0.17 per month per unit, compared to the average distribution of $0.14 per unit paid each month. In addition, cash flow available for distribution of $5.6 million was carried over to Petrofund on the acquisition of NCE Energy.

NCE Petrofund unitholders who held their units for the six-month period ended June 30, 2002, received distributions of $0.84 per unit in cash compared to $2.58 per unit in 2001. Petrofund generated cash flow available for distributions of $43.4 million for the six-month period ended June 30, 2002, compared to $38.1 million in distributions in 2001. As discussed above, $5.6 million was also carried over from NCE Energy.

Production revenue

Revenues increased 9% to $65.7 million in the second quarter of 2002 from $60.0 million in the second quarter of 2001, due to the 41% increase in production.

For the six-month period ended June 30, 2002, revenue decreased 13% to $116.2 million from $134.0 million in 2001 due to a 37% decline in the average price per boe to $26.30 in 2002 from $41.88 in 2001.

Crude oil sales increased 50% from $22.2 million in the second quarter of 2001 to $33.3 million in the second quarter of 2002 due to the 68% rise in production. Oil production volumes were 10,589 bbl/d in the second quarter of 2002 as compared to 6,297 bbl/d in the second quarter of 2001. The average price decreased 11% from $38.79 per bbl in the second quarter of 2001 to $34.60 in the second quarter of 2002. The price in the second quarter of 2002 is net of a negative hedging adjustment of $2.06 per bbl.

During the six-month period ended June 30, 2002, crude oil sales increased 42% to $60.5 million in 2002 from $42.6 million in 2001. Oil production rose to 10,404 bbl/d for the period, compared to 6,131 bbl/d for the same period in 2001. The average price declined from $38.43 per bbl in 2001 to $32.12 per bbl in 2002.

Natural gas sales decreased 17% from $32.7 million in the second quarter of 2001 to $27.2 million in the second quarter of 2002 due to the decline in prices. Gas production increased 23% from 61.0 mmcf/d in the second quarter of 2001 to 75.3 mmcf/d in the second quarter of 2002, however the average gas price decreased 33% from $5.89 per mcf in the second quarter of 2001 to $3.97 per mcf in the second quarter of 2002. The AECO monthly index spot gas price dropped from $6.71 per Gj in the second quarter of 2001 to $4.19 per Gj in the second quarter of 2002.

During the six-month period ended June 30, 2002, natural gas sales decreased 41% to $47.7 million from $81.1 million in 2001. Gas production was up 20% to 73.0 mmcf/d from 60.9 mmcf/d for the same period in 2001. The average gas price declined 51% from $7.35 per mcf in 2001 to $3.61 mcf in 2002.

Sales of natural gas liquids remained the same in the second quarter of 2001 and 2002 at $5.0 million. Production volumes increased 49% from 1,349 boe/d in the second quarter of 2001 to 2,015 boe/d in the second quarter of 2002, but the average price decreased from $41.03 per bbl to $27.12 per bbl.

For the six-month period ended June 30, 2002, sales of natural gas liquids decreased 21% from $10.2 million in 2001 to $8.0 million in 2002. Production volumes increased 33% from 1,379 bbl/d to 1,831 bbl/d, while the average price received dropped from $40.68 per bbl to $24.12 per bbl in 2002.

Royalties

Royalties, net of the Alberta Royalty Credit, decreased to 19% of revenues in the second quarter of 2002 from 22% in the second quarter of 2001. The percentage decrease is mainly due to the significant decline in the average gas price from $5.89 per mcf to $3.97 per mcf, as the Crown royalty rate changes with price. In addition, there was a royalty adjustment from the prior year, which reduced current year royalties.

Royalties for the six-month period averaged 18% of revenues in 2002 compared to 24% for the corresponding period of 2001.

Field operating costs

Operating expenses were $17.8 million in the second quarter of 2002 compared to $9.2 million in the second quarter of 2001. Operating expenses were $34.9 million for the six-month period ended June 30, 2002 compared to $18.2 million for the same period in 2001.

Operating costs for the six-months ended June 30, 2002 were $7.90 per boe as compared to the average of $6.35 per boe in the prior year. This is due to a general increase in operating costs and normal production decline. In addition, recent acquisitions made by the Trust have a higher cost per boe, part of which is due to additional equipment, maintenance and facility upgrades.

General and administrative expenses

General and administrative costs increased from $2.8 million in the second quarter of 2001 to $4.0 million for the same period in 2002. For the six-month period ended June 30, 2002 general and administrative costs rose from $5.5 million to $7.9 million. Costs decreased to $1.73 per boe in the second quarter from $1.82 in the first quarter of 2002.

Management fees decreased to $1.1 million from $1.4 million due to the lower cash flow and a reduction in the management fee effective January 1, 2002. Management fees for the first half of 2002 were $2.0 million, compared to $3.1 million for the same period in 2001.

Price risk management

No new crude hedges were placed during the quarter. The Trust's subsidiary, NCE Petrofund Corp. ("NCEP") has 4,200 bbl/d hedged for the balance of the year. This is comprised of 1,200 bbl/d at $30.00 per bbl and 3,000 bbl/d between $29.01 and $37.21 per bbl. NCEP has no crude hedged after the end of this year.

In early July, NCEP increased its gas hedges for the August – September period by fixing the price at $4.22 per mcf for 10.0 mmcf/d delivered at AECO. In addition, NCEP has 30.4 mmcf/d of AECO based price hedges in place until December 31, 2002. These hedges are comprised of:

1) 10.2 mmcf/d subject to a price ceiling of $3.04 per mcf;
2) 7.6 mmcf/d with an average floor price of $3.09 per mcf; and
3) 12.6 mmcf/d of volumes with an average floor price of $3.17 per mcf and an average ceiling price of $5.30 per mcf.

The Trust's hedged volumes on natural gas decline to approximately 5.1 mmcf/d for 2003 and nothing has been hedged beyond 2003. For a complete listing of all hedge transaction details, please see Note 4 to the Consolidated Interim Financial Statements.

Depletion, reclamation and abandonment

The provision for depletion and reclamation costs increased from $16.0 million in the second quarter of 2001 to $24.8 million in the second quarter of 2002 due to the 41% gain in production and an increase in the depletion rate from $9.84 per boe in 2001 to $10.83 per boe in 2002.

In the second quarter of 2002, NCEP set aside $394,000 in cash to fund future abandonment costs, including $223,000, which was previously set aside by NCE Energy Trust. NCEP has a cash abandonment reserve of $2.6 million at June 30, 2002.

For the six-month period ended June 30, 2002, depletion and reclamation costs increased to $49.3 million compared to $26.3 million for the same period in the prior year. The depletion rate rose from $8.25 per boe in 2001 to $11.16 per boe in 2002. The rate increase is due to the higher cost of acquiring reserves and the future income tax of $110 million on the 2001 corporate acquisition of Magin to account for the difference between the book and the tax basis of the assets acquired.

Liquidity and capital resources

The credit facility was increased to $245.0 million in conjunction with the NCE Energy acquisition of which $177.5 million was outstanding at June 30, 2002.

For the three months ended June 30, 2002, the Trust generated cash flow from operating activities of $27.2 million and paid out $20.1 million in distributions. For the six-month period ended June 30, 2002, the Trust generated cash flow of $45.8 million and paid out $38.2 million in distributions.

Total capital expenditures of $220.5 million were incurred during the six-month period. The expenditures were financed by the increase in bank loan outstanding from $128.8 million at December 31, 2001 to $177.5 million at June 30, 2002, net proceeds of $55 million from an equity issue in the first quarter, the issue of 7.6 million units for the purchase of NCE Energy, and cash flow generated in excess of distributions paid.

NCE Petrofund Consolidated Balance Sheet

Unaudited

As at June 30, 2002 and at December 31, 2001		2002		2001
				(thousands of dollars)
Assets				
Current assets				
Cash	$	15,676	$	1,917
Accounts receivable		18,392		12,965
Due from affiliates		1,952		–
Prepaid expenses		10,440		4,584
Total current assets		46,460		19,466
Reclamation and abandonment reserve		2,626		2,073
Oil and gas royalty and property interests at cost less accumulated depletion and depreciation of $301,980 (2001 – $212,098)		851,802		677,776
	$	900,888	$	699,315
Liabilities and unitholders' equity				
Current liabilities				
Accounts payable and accrued liabilities	$	24,204	$	21,319
Payable to affiliates		5,364		1,056
Current portion of capital lease obligations		4,299		5,467
Distributions payable to unitholders		23,151		12,188
Total current liabilities		57,018		40,030
Bank loan		177,509		128,783
Capital lease obligations		14,381		16,168
Future income taxes		119,164		104,000
Accrued reclamation and abandonment costs		13,490		11,632
Total liabilities		381,562		300,613
Unitholders' equity		519,326		398,702
	$	900,888	$	699,315

The accompanying notes to the consolidated financial statements are an integrated part of this consolidated statement.

NCE Petrofund Consolidated Statement of Operations

Unaudited

	Three months ended June 30, 2002		Three months ended June 30, 2001		Six months ended June 30, 2002		Six months ended June 30, 2001
			(thousands of dollars)				(thousands of dollars)
Revenues							
Oil and gas sales	$	65,688	$	60,007	$	116,207	$	133,956
Royalties, net of incentives		(12,569)		(13,099)		(20,357)		(32,669)
		53,119		46,908		95,850		101,287
Expenses								
Lease operating		17,761		9,218		34,872		18,218
Management fee		1,149		1,414		1,982		3,116
Interest and other financing costs		2,137		1,059		3,603		3,121
General and administrative		3,956		2,782		7,872		5,464
Capital taxes		278		391		655		830
Depletion and depreciation		23,458		15,238		46,448		25,019
Provision for reclamation and abandonment		1,330		714		2,826		1,344
		50,069		30,816		98,258		57,112
Net income (loss) before provision for income taxes		3,050		16,092		(2,408)		44,175
Provision for (recovery of) income taxes								
Current		(125)		123		87		1,072
Future		(5,360)		(411)		(11,933)		439
		(5,485)		(288)		(11,846)		1,511
Net income	$	8,535	$	16,380	$	9,438	$	42,664
Net income per Trust unit								
Basic	$	0.17	$	0.60	$	0.21	$	1.73
Diluted	$	0.17	$	0.60	$	0.21	$	1.73

The accompanying notes to the consolidated financial statements are an integrated part of this consolidated statement.

NCE Petrofund Consolidated Statement of Unitholders' Equity

Unaudited

		Three months ended June 30, 2002		Three months ended June 30, 2001		Six months ended June 30, 2002		Six months ended June 30, 2001
				(thousands of dollars)				(thousands of dollars)
Balance, beginning of period	$	437,950	$	129,041	$	398,702	$	136,812
Units issued, net of issue costs		98,385		228,379		154,656		231,779
Net income		8,535		16,380		9,438		42,664
Distributions accruing to unitholders		(25,544)		(31,769)		(43,470)		(69,224)
Balance, end of period	$	519,326	$	342,031	$	519,326	$	342,031

The accompanying notes to the consolidated financial statements are an integrated part of this consolidated statement.

NCE Petrofund Consolidated Statement of Cash Flows

Unaudited

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	(thousands of dollars except per unit amounts)		(thousands of dollars except per unit amounts)	
Cash provided by (used in):				
Operating activities				
Net income	$ 8,535	$ 16,380	$ 9,438	$ 42,664
Add items not affecting cash:				
Depletion and depreciation	23,458	15,238	46,448	25,019
Provision for reclamation and abandonment	1,330	714	2,826	1,344
Future income taxes	(5,360)	(411)	(11,933)	439
Actual abandonment costs incurred	(757)	(58)	(968)	(57)
Cash flow from operating activities	27,206	31,863	45,811	69,409
Net change in non-cash operating balances	(31,869)	28,739	(5,529)	34,916
Cash provided by (used in) operating activities	(4,663)	60,602	40,282	104,325
Financing activities				
Bank loan	25,536	22,339	48,726	51,750
Distributions paid	(20,134)	(35,298)	(38,159)	(63,123)
Increase in capital lease obligation	–	19,137	–	19,137
Capital lease repayments	(1,491)	–	(2,955)	–
Issuance of Trust units	(254)	71,241	56,018	74,640
Deferred issue costs	–	(182)	–	(668)
Advances to affiliates, net (Note 2)	(35,064)	–	(35,029)	–
Cash provided by (used in) financing activities	(31,407)	77,237	28,601	81,736
Investing activities				
Reclamation and abandonment reserve	(172)	(94)	(331)	(185)
Acquisition of property interests	(8,359)	(125,456)	(58,348)	(167,703)
Proceeds on disposition of property interests	(3)	–	3,128	175
Cash acquired on acquisitions (Note 2)	427	–	427	–
Cash used in investing activities	(8,107)	(125,550)	(55,124)	(167,713)
Net change in cash	(44,177)	12,289	13,759	18,348
Cash, beginning of period	59,853	7,793	1,917	1,734
Cash, end of period	$ 15,676	$ 20,082	$ 15,676	$ 20,082
Cash flow from operating activities per Trust unit				
Basic	$ 0.55	$ 1.17	$ 1.00	$ 2.81
Diluted	$ 0.55	$ 1.17	$ 1.00	$ 2.81
Interest paid during the period	$ 2,345	$ 1,567	$ 3,345	$ 3,707
Income taxes paid (recovered) during the period	$ (37)	$ 231	$ 1,409	$ 325

The accompanying notes to the consolidated financial statements are an integrated part of this consolidated statement.

NCE Petrofund Consolidated Distributions Accruing to Unitholders

Unaudited

	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
	(thousands of dollars except per unit amounts)		(thousands of dollars except per unit amounts)	
Distributions payable, beginning of period	$ 12,090	$ 38,055	$ 12,188	$ 28,425
Distributions accruing during the period				
Cash flow from operating activities	27,206	31,863	45,811	69,409
Proceeds on disposition of property interest	–	–	946	–
Reclamation and abandonment reserve	(172)	(94)	(331)	(185)
Capital lease repayments	(1,490)	–	(2,955)	–
NCE Energy Trust cash flows	5,651	–	5,651	–
Total distributions accruing during the period	31,195	31,769	49,122	69,224
Distributions paid	(20,134)	(35,298)	(38,159)	(63,123)
Distributions payable, end of period	$ 23,151	$ 34,526	$ 23,151	$ 34,526
Distributions accruing to unitholders per Trust unit				
Basic	$ 0.63	$ 1.17	$ 1.08	$ 2.81
Diluted	$ 0.63	$ 1.16	$ 1.08	$ 2.80

The accompanying notes to the consolidated financial statements are an integrated part of this consolidated statement.

NCE Petrofund Notes to Consolidated Interim Financial Statements

June 30, 2002 and 2001 (Unaudited)

1. Interim Financial Statements

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below. The note disclosure for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in NCE Petrofund's or (the "Trust's") 2001 annual report.

2. Acquisition of NCE Energy Trust

On May 30, 2002, NCE Petrofund acquired NCE Energy Trust for 0.2325 of a NCE Petrofund Trust unit for each NCE Energy Trust unit on a tax-free rollover basis. The value assigned to the NCE Petrofund Trust units issued on the acquisition is based on the market value of the Petrofund units at the time the acquisition was announced.

The acquisition was accounted for using the purchase method. A summary of the net assets acquired is as follows:

	(thousands of dollars)
Working capital	$ (39,518)
Oil and gas properties	165,254
Future income taxes	(27,097)
	$ 98,639

Prior to the acquisition, NCE Petrofund advanced $37.3 million to NCE Energy Trust to pay down the bank debt of NCE Energy Trust.

3. Trust Units

Authorized: unlimited number of Trust units

	Number of units	Amount
		(thousands of dollars)
Issued		
December 31, 2001	41,915,740	$ 639,892
Issued for cash	4,600,000	59,827
Issued for NCE Energy Trust	7,573,853	98,639
Commissions and issue costs	–	(3,896)
Unit purchase plan	6,776	87
June 30, 2002	54,096,369	$ 794,549

The weighted average units outstanding are as follows:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Basic	49,184,166	27,181,934	45,672,320	24,619,476
Diluted	49,184,166	27,333,587	45,672,320	24,728,795

Unit Incentive Plan

Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the grant date, no compensation cost has been provided in the statement of operations.

The exercise price of rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably determined as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and gas, and determination of the amounts to be withheld from future distributions to fund capital expenditures. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

As it is not possible to determine the fair value of the rights granted under the plan, compensation cost for pro forma disclosure purposes is determined based on the excess of the unit price over the exercise price at the date of the financial statements. No options for trust units were awarded for the three and six months ended June 30, 2002. A total of 1,468,100 units were granted on July 25th, 2002 at an initial exercise price of $10.65 (subject to reduction in accordance with the terms of the Unit Rights Incentive Plan).

4. Derivative Financial Instruments & Physical Contracts

NCE Petrofund Corp., a wholly owned subsidiary of NCE Petrofund, enters into various pricing mechanisms to reduce price volatility and establish minimum prices for a portion of its oil and gas production. These include fixed-price contracts and the use of derivative financial instruments.

The outstanding derivative financial instruments and physical contracts as at June 30, 2002, all of which constitute effective hedges, and the related unrealized gains or losses, are summarized as follows:

Financial Gas Hedges

Natural Gas	Term	Volume mcf/d	Price $/mcf	Delivery point	Unrealized gain (loss)
					(thousands of dollars)
Call option (purchased)	July 1, 2001 to October 31, 2002	6,064	$4.91	AECO	$ 34
Call option (purchased)	July 1, 2001 to October 31, 2003	6,159	$4.91	AECO	1,915
Collar	April 1, 2002 to December 31, 2002	4,737	$2.80 – $4.70	AECO	(199)
Collar	April 1, 2002 to December 31, 2002	4,737	$2.80 – $5.07	AECO	(132)
Floor	August 1, 2002 to November 1, 2002	7,106	$2.96	AECO	60
Floor	August 1, 2002 to November 1, 2002	7,106	$3.17	AECO	150
Floor	September 1, 2002 to October 1, 2002	2,842	$3.48	AECO	24
Total					$ 1,852

Financial Oil Hedges

Oil	Term	Volume bbl/d	Price $/bbl	Delivery point	Unrealized gain (loss)
					(thousands of dollars)
Fixed Price	July 1, 2002 to December 31, 2002	1,200	$30.00	Edmonton	$ (2,192)
Collar	April 1, 2002 to December 31, 2002	1,500	$29.01 – $37.02	Edmonton	(1,163)
Collar	April 1, 2002 to December 31, 2002	1,500	$29.01 – $37.40	Edmonton	(1,026)
Total					$ (4,381)

In addition to the financial instruments, the Trust has the following physical gas contracts:

Natural Gas	Term	Volume mcf/d	Price $/mcf	Delivery point	Unrealized gain (loss)
					(thousands of dollars)
Collar	April 1, 2002 to October 31, 2002	4,737	$4.27 – $6.54	AECO	$ 708
Capped	November 1, 1999 to October 31, 2002	6,064	$2.90	AECO	(414)
Capped	November 1, 1999 to October 31, 2003	6,159	$3.16	AECO	(4,578)
Total					$ (4,284)

The gains or losses are recognized on a monthly basis over the terms of the contracts and adjust the prices received.

Derivative financial instruments and physical contracts involve a degree of credit risk, which the Trust controls through the use of financially sound counterparties. Market risk relating to changes in value or settlement cost of the Trust's derivative financial instruments is essentially offset by gains or losses on the underlying physical sales.

5. Management Advisory and Administration Agreement

Effective January 1, 2002, management fees were reduced from 3.75% of net operating income to 3.25% and acquisition fees were reduced from 1.75% of the purchase cost of oil and gas properties to 1.50%.

6. Long-term Debt

In conjunction with its acquisition of NCE Energy Trust, NCEP increased the maximum it can borrow under its credit facility. NCEP currently has a revolving working capital operating facility of $25 million and a syndicated facility of $220 million. The revolving period ends on May 30, 2003 unless extended for a further 364-day period. If not extended the balance outstanding becomes due and payable on May 30, 2004.

The limit of the syndicated facility is subject to adjustment from time to time to reflect changes in NCEP's asset base. The next review is scheduled for September 30, 2002.

Definitions and Descriptions

Abbreviations

bbl	barrel
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbl/d	barrels per day
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mmbtu	million British thermal units
mbbl/d	thousand barrels of oil per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mlt	thousand long tons
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mstb	thousand stock tank barrels
tcf	trillion cubic feet
API	American Petroleum Institute
APO	after payout
ARC	Alberta Royalty Credit
BPO	before payout
Gj	gigajoules
NGLs	natural gas liquids
RLI	reserve life index (in years)
WTI	West Texas Intermediate

Glossary of Terms

boe: Barrel of oil equivalent, which is determined on the basis that 6,000 cubic feet (6 mcf) of natural gas is equivalent to one barrel of oil.

Caps: A contract that establishes a maximum price to be paid for a security or commodity. See also Floors.

Collars: A contract that establishes a maximum and a minimum price to be paid for a security or commodity – a combination of a cap and a floor.

Crown royalty: The government's share of a property's production.

Established reserves: Proved reserves plus 50% of probable reserves.

Floors: A contract that establishes a minimum price to be paid for a security or commodity. See also Caps.

Netback: The amount received from the sale of a barrel of oil or barrel of oil equivalent after deduction of operating costs and royalty payments.

Net production: The working interest share of gross production.

Probable reserves: Those reserves that analysis suggests exist and whose future recovery, under current technology, is highly likely.

Proved reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions.

Reserve production ratio: A measure of the expected future life of a resource, also known as reserve life index. Reserves divided by production.

Swaps: An exchange of streams of payments between two counterparties, sometimes directly and at other times through an intermediary.

Watercut: The percentage of water produced per thousand barrels of oil.

Water flood: A method of secondary recovery in which water is injected into an oil reservoir for the purpose of washing the oil out of the reservoir rock and into the bore of a producing well.

Working interest: The interest in a lease that carries with it the rights and obligations to develop and operate an oil or natural gas property.

Corporate Directory

NCE PETROFUND CORP.
DIRECTORS AND OFFICERS

John F. Driscoll [1]
Chief Executive Officer,
Chairman of the Board and Director

Jeffery E. Errico
President and Chief Operating Officer

Glen Fischer
Senior Vice-President, Operations

Vince P. Moyer
Senior Vice-President, Finance

Jeffrey Newcommon
Senior Vice-President, Land and Exploration

John Vooglaid
Secretary-Treasurer

Gordon Thompson
Senior Vice-President, Corporate Development

John Nestor
Director

Richard J. Zarzeczny
Director

Peter N. Thomson [1,2]
Director

Frank Potter [1,2]
Director

Sandra Cowan [2]
Director

[1] Member of the Executive Committee
[2] Member of the Audit Committee

LEGAL COUNSEL
Goodman and Carr
Toronto, Ontario

Burnet, Duckworth & Palmer
Calgary, Alberta

INVESTMENT ADVISORY BOARD
Bert Alfaro, P. Eng, Chairman
J. Howard Geddes, P. Eng
Lindsay Milne, P. Eng

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Investor Services of Canada
Toronto, Ontario

PETROLEUM CONSULTANTS
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange
Symbol: NCF.UN

American Stock Exchange
Symbol: NCN

NCE Resources Group
Building Relationships®

Investor Services
Tel: 416-364-9297
1-888-739-4623
Fax: 416-364-1197
E-mail: info@nceresources.com
Web site: www.nceresources.com

Head Office
The Exchange Tower
130 King Street West
Suite 2850, P.O. Box 104
Toronto, Ontario M5X 1A4
Tel: 416-364-8788
1-800-563-4623
Fax: 416-364-5615

Operations Office
444-7th Avenue SW
Suite 600
Calgary, Alberta T2P 0X8
Tel: 403-218-8625
Fax: 403-269-5858

PFQ202